Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Merck & Co., Inc. (MRK)

Name of Person Relying on Exemption: Sisters of the Holy Name of Jesus and Mary, US-Ontario Province and PenSam

Address of Person Relying on Exemption: Intercommunity Peace & Justice Center, Northwest Coalition for Responsible Investment, 1216 NE 65th St, Seattle, Washington, 98115

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Dear Merck Shareholders:

The Sisters of the Holy Name of Jesus and Mary, US-Ontario Province and PenSam, urge you to vote FOR Proposal 5, which requests a tax transparency report, at Merck’s annual meeting of shareholders on May 27, 2025.

The proposal asks Merck to issue a tax transparency report based on the Global Reporting Initiative’s Tax Standard.

RESOLVED: Shareholders of Merck request that the Board of Directors issue a tax transparency report to shareholders, at reasonable expense and excluding confidential information, prepared in consideration of the indicators and guidelines set forth in the Global Reporting Initiative’s (GRI) Tax Standard.

The proposal is part of an ongoing investor campaign for greater corporate tax transparency disclosure.1 Tax transparency is in the best interest of Merck shareholders, as the amount of taxes paid is material to a company’s long-term sustainability, and exposure of aggressive tax practices can lead to legal, regulatory and reputational risks. Without a system of public country-by-country reporting (CbCR) tax transparency, shareholders are left in the dark as to potential risks to Merck’s reputation and shareholder value.

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1 “Investors with More than $2.3 Trillion in Assets Demand SEC Rulemaking to Require Greater Multinational Tax Transparency,” FACT Coalition, July 31, 2024, at: https://thefactcoalition.org/investors-with-more-than-2-3-trillion-in-assets-demand-sec-rulemaking-to-require-greater-multinational-tax-transparency/; “Big Oil Tax Dodging, Transparency and Standards,” As You Sow, March 23, 2023, at: https://www.proxypreview.org/contributor-articles-2023/big-oil-tax-dodging-transparency-and-standards.

Merck should commit to corporate tax responsibility by providing CbCR tax transparency report to shareholders. In this letter, we will show support for this proposal is warranted because:

1.	Reputation is an important component of Merck shareholder value;
2.	Aggressive tax practices present unknown risks;
3.	Merck’s current tax disclosure reporting is insufficient;
4.	GRI Tax Reporting allows shareholders assess tax risk;

5.	Global tax reforms mandating public CbCR tax reporting are being implemented by countries around the world; and
6.	Merck could easily provide details of its taxes paid in an annual report to shareowners.

1.	Corporate Reputation Is an Important Component of Merck Shareholder Value
•	Merck’s failure to provide robust and complete disclosure of its tax payments exposes it to potential reputational damage.
•	According to Newsweek’s “America’s Most Responsible Companies 2025” report, Merck ranked 1st of 600 US companies, as America’s Most Responsible Company for the second year in a row. And Merck also ranked No. 1 in its industry on CNBC and JUST Capital’s list of America’s Most JUST Companies and Barron’s list of the 100 Most Sustainable U.S. Companies.[2]
•	The 2024 Reputation Value Report estimates that “in both the S&P 500 and FTSE 350, more than 25% of market value is now attributed to corporate reputation.”[3] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[4]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[5]
•	Clearly, corporate reputation has a significant impact on shareholder value.

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2 “Merck Earns Top Spot on Newsweek’s List of America’s Most Responsible Companies 2025,” Merck, Dec. 5, 2024, at: https://www.merck.com/news/merck-earns-top-spot-on-newsweeks-list-of-americas-most-responsible-companies-2025/.

3 “$11.9 trillion in S&P 500 firms attributed to reputation,” Echo Research, Oct. 15, 2024, at: https://www.echoresearch.com/news-events/119-trillion-in-sp-500-firms-attributed-to-reputation/.

4 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

5 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

2.	Merck’s Aggressive Tax Practices Present Unknown Risks

•	Shareholders, companies, governments and civil society are increasingly recognizing that a company’s tax practices can be financially material.[6]
•	Investor risks include heightened attention of tax authorities and adjustment risk following a successful investigation by tax authorities of whether a company’s tax planning complies with the law.
•	And companies are vulnerable to changes in tax laws and regulations. These risks are particularly material for pharmaceutical companies like Merck. According to a UBS analyst, changing tax policies could add 3% to 5% to pharma companies’ tax rates and lead to a 5% drop in valuation.[7]

Merck Faces Attention from Tax Authorities

•	Merck has a balance of more than $2.25 billion in unrecognized tax benefits, indicating a high level of tax risk.[8] This means Merck has set aside $2.25 billion where tax authorities may have a reasonable basis to disallow the position.
•	A U.S. Senate Finance Committee investigation into pharmaceutical companies’ ability “to exploit foreign subsidiaries to avoid paying taxes on U.S. prescription drug sales” has included Merck.
o	In 2022, then-chair Senator Ron Wyden sent a letter to Merck,[9] noting that “there appears to be a substantial discrepancy between where Merck generates prescription drug sales and where Merck books profits from those drug sales for tax purposes,” and that “Merck paid an effective tax rate of just 11% in 2021, approximately half the U.S. corporate tax rate of 21%.”
o	Senator Wyden specifically requested country-by-country information related to Merck’s pre-tax earnings, profit margins, employee headcount, and tax paid for relevant tax years. Initially, Merck refused to provide the requested information, but two subsequent Senate Finance Committee reports highlighted how Merck used a controversial round-tripping structure to ensure that all of the profits from U.S. sales of its blockbuster life-saving cancer drug Keytruda would be taxed at substantially reduced tax rate for foreign income.[10]

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6  “A Material Concern: The Investor Case for Public Country-by-Country Tax Reporting,” FACT Coalition (2022), at: https://thefactcoalition.org/report/a-material-concern-the-investor-case-for-public-country-by-country-tax-reporting.

7 “Trump Tariff Talk Puts Pharma Overseas Profits in Crosshairs,” Bloomberg Tax (2025), at: https://news.bloombergtax.com/daily-tax-report/trump-tariff-talk-puts-pharma-overseas-profits-in-crosshairs.

8  “Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 31, 2024, Note 15,” Merck & Co., Inc. (2025), at: https://www.merck.com/wp-content/uploads/sites/124/2025/02/0001628280-25-007732.pdf.

9 “Senate Finance Committee Chair Wyden Letter to Merck,” July 27, 2022

at: https://www.finance.senate.gov/download/wyden-to-merck.

10 “American Patients, American Companies, Offshore Profits,” Senate Finance Committee Democratic Staff Memorandum, May 11 2023, at: https://www.finance.senate.gov/imo/media/doc/pharma_public_release_final_51123.pdf; “Pfizer’s Colossal Tax Avoidance: How Pfizer Used “Round Tripping” Scheme to Avoid Billions in Taxes

on U.S. Drug Sales,” Democratic Staff Investigation, March 2025, at: https://www.finance.senate.gov/imo/media/doc/wyden_pfizer_investigation_report_final_march_2025pdf.pdf.

•	In addition to policymakers, independent experts have also highlighted that in 2023 and 2024, Merck and other pharma companies have not paid any U.S. taxes, even though the U.S. is their largest market by sales.[11]
•	The IRS has challenged other pharmaceutical companies with similar international business structures to Merck, including an ongoing $10.7 billion dispute with Amgen over alleged profit shifting to Puerto Rico.[12] Merck’s large volume of reported US sales yet low reported US profits and even losses raise the question whether Merck is at risk of similar challenges. Public CbCR tax transparency would allow investors to better understand these risks.

Merck Faces Risk from Changes in Tax Regulation, Shareholders Face Blind Spot

•	Companies face potential significant increases in tax liability due to proposed and adopted global taxation reforms. In 2021, 137 countries agreed to a two-pillar tax reform framework drafted by the OECD, hailed as the biggest changes to corporate taxation in a century.[13] The agreement is partially or fully implemented in at least 50 countries.[14]
•	The global minimum tax created a 15% minimum effective corporate tax that applies on a country-by-country basis, ensuring that multinationals pay this amount regardless of whether their headquarters jurisdiction domestically implements the minimum tax.
•	In its most recent annual filing, Merck acknowledges that “many jurisdictions in which Merck operates have adopted the global minimum tax” and that “The Company expects the impact of the global minimum tax will increase its effective income tax rate by approximately 2% in 2025.”
•	Merck shareholders face a blind spot without public CbCR tax transparency to evaluate the tax risk posed by the global minimum tax to Merck’s financial performance.
•	In addition to the OECD global tax reforms, members of the United Nations (UN) are currently negotiating a framework convention on international tax cooperation, another potential significant change to global corporate taxation.[15] Shareholders need access to tax information on a country-by-country basis in order to be better informed whether there are additional tax risks associated with these international reform efforts.

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11 “American Pharmaceutical Companies Still Aren’t Paying Tax in the U.S.,” Council on Foreign Relations, March 14, 2025, at: https://www.cfr.org/blog/american-pharmaceutical-companies-still-arent-paying-tax-us; “American Pharmaceutical Companies Aren’t Paying Any Tax in the United States,” Council on Foreign Relations, July 22, 2024, at: https://www.cfr.org/blog/american-pharmaceutical-companies-arent-paying-any-tax-united-states.

12 “Amgen, Coke Set Aside Only Fraction of Billions They May Owe IRS,” Bloomberg Tax (2024), at: https://news.bloombergtax.com/daily-tax-report-international/amgen-coke-set-aside-only-fraction-of-billions-they-may-owe-irs.

13 “OECD close to final global deal on corporate tax,” Financial Times, Oct. 8, 2021, at: https://www.ft.com/content/3e3e6a7d-67d5-437d-a7b2-29c52ce9c78f.

14  “PWC’s Pillar Two Country Tracker,” PWC, March 31, 2025, at: https://www.pwc.com/gx/en/tax/international-tax-planning/pillar-two/pwc-pillar-two-country-tracker-summary-v2.pdf.

15 Eileen Travers, “Why the world needs a UN global tax convention,” UN News, Aug. 16, 2024, at: https://news.un.org/en/story/2024/08/1153301.

•	In the U.S., tax policy experts have called on Congress to close a loophole known as “roundtripping,” which allows multinational corporations to take advantage of international tax laws to limit their tax burden.[16] The proposal was included as one of five bipartisan free-market reforms to reduce the national debt.[17] Given Merck’s substantial reliance on sales of foreign-produced drugs to U.S. customers, such reforms could have a significant impact on our company’s after-tax profits. Merck’s current tax disclosures are inadequate for shareholders to assess the magnitude of the risks associated with closing round-tripping or similar reforms.

3.	Merck’s Current Tax Disclosure Reporting Is Insufficient
•	Merck does not currently disclose sufficient information to allow shareholders to make an informed and independent assessment of its tax practices and any potential risks.

•	In its annual 10-K report, Merck reports its US and aggregate foreign tax payments but does not provide a breakdown of its foreign tax payments by jurisdiction, only providing a lump sum.[18]

•	While Merck is legally required to provide similar tax-related disclosures in certain other jurisdictions, without information on profits and losses in a jurisdiction, shareholders cannot determine whether the amount of taxes paid aligns with economic activity. Merck does not even disclose its taxes paid at the country level for many of the jurisdictions where it operates.

•	Merck’s Global Tax Strategy is also insufficient to understand country level tax planning. The strategy states that Merck “only engage(s) in tax planning that is aligned with our commercial business activities and reputation,” and states the company’s commitment to “the arm’s length standard in transfer pricing and OECD guidelines for international tax matters.”[19]

•	The strategy otherwise provides little insight into Merck’s approach to tax planning. Shareholders need the quantitative data provided by country-by-country reporting – which Merck currently does not report – to be able to assess whether Merck’s tax practices comply with its tax strategy.

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16 George Callas, “To Bring Manufacturing Back to America, Close the Round-Tripping Loophole,” Arnold Ventures, March 18, 2025, at: https://www.arnoldventures.org/stories/to-bring-manufacturing-back-to-america-close-the-round-tripping-loophole

17 Victoria Ludwin, “Bipartisan Free-Market Reforms to Reduce the National Debt,” Arnold Ventures, Nov. 29, 2023, at: https://www.arnoldventures.org/stories/bipartisan-free-market-reforms-to-reduce-the-national-debt.

18 “Form 10-K, Note 15, Taxes on Income,” Merck & Co., Inc. (2025), at: https://www.merck.com/wp-content/uploads/sites/124/2025/02/0001628280-25-007732.pdf.

19 “Global Tax Strategy,” Merck & Co., Inc. (2023), at: https://www.merck.com/docs/media/Global-Tax-Strategy_MRK_DEC23.pdf.

4.	GRI Tax Reporting Allows Shareholders to Assess Tax Risk

•	The recognition that tax practices can pose financially material risks to shareholders helped lead to the creation of GRI Standard 207 on Tax. The GRI Standards are the world’s most utilized corporate reporting standards, and the GRI Tax Standard is the first comprehensive, global standard for public tax disclosure.[20] The Tax Standard requires four components:

1.	GRI 207-1: disclosure of a company’s approach to tax;

2.	GRI 207-2: disclosure of a company’s tax governance, control, and risk management;

3.	GRI 207-3: disclosure of a company’s stakeholder engagement and management of concerns related to tax; and

4.	GRI 207-4: public country-by-country reporting (CbCR) of certain company financial information, including income tax paid and accrued, profits and losses, related party revenues, third party revenues, number of employees, and tangible assets within each jurisdiction. Many companies also choose to provide narrative explanations of their financial data in each country of operation to assist in the proper interpretation of the data.

•	To date, a total of at least 153 multinational enterprises (MNEs) have published public CbCR data, including at least seven large pharmaceutical and biotech companies: Eisai, CSL, Qiagen, Biocon, DSM-Firmenich, Insud Pharma and Cipla.[21] US companies that have adopted the GRI standard, including Hess and Newmont, have not faced adverse effects from disclosing additional tax data. These disclosures provide a decision-useful picture of a company’s global tax practices, unlike Merck’s insufficient current reporting.

•	Companies releasing tax reports understand that these reports are a key method of building trust and providing investors and stakeholders with adequate transparency. For example, Shell’s former Chief Financial Officer, Jessica Uhl said, “The taxes Shell pays are one of the many links between our business and the countries and communities where we operate. Today, it is more important than ever that we are open about our tax payments so that people can understand how much we pay and why.”[22]

5. Growing Global Public CbCR Tax Reporting Mandates

•	Public country-by-country reporting of tax information, as required by GRI 207-4, is also increasingly mandated by regulatory action. Since 2015, European financial institutions have been required to publish CbCR.[23]
•	In 2021, the EU approved a directive requiring large multinationals operating there to disclose CbCR information for their operations across EU member states and selected other jurisdictions.[24]

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20 “Topic Standard for Tax: A new global standard for public reporting on tax,” Global Reporting Initiative (2019), at: https://www.globalreporting.org/standards/standards-development/topic-standard-for-tax/.

21 Giulia Aliprandi & Kane Borders (2024), “Advancing Corporate Tax Transparency, EU Tax Observatory, at: https://www.taxobservatory.eu/publication/advancing-corporate-tax-transparency.

22 “The B Team Responsible Tax Principles in Action: Shell’s Dedication to Building Trust Among All Stakeholders,” B Team, Jan. 18, 2021, at: https://www.bteam.org/our-thinking/news/the-b-team-responsible-tax-principles-in-action-shells-dedication-to-building-trust-among-all-stakeholders.

23 “Article 89 of the Directive (EU) 2013/36 of the European Parliament and of the Council of 26 June 2013,” Official Journal of the European Union (2013), at: https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32013L0036&from=EN.

24  “Directive (EU) 2021/2101 of the European Parliament and of the Council of 24 November 2021,” Official Journal of the European Union (2021), at: https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=OJ:L:2021:429:FULL.

•	In 2024, Australia adopted a law to require public CbCR aligned with GRI 207-4 for all large multinationals with significant operations in that country.[25]

•	Public CbCR was a key recommendation of the UN High Level Panel on International Financial Accountability, Transparency and Integrity (FACTI).[26]

•	Merck now is required to produce new disaggregated GAAP data on the tax effects of its foreign operations pursuant to the Financial Accounting Standards Board’s (FASB’s) Accounting Standards Update 740 for fiscal year 2025.[27]

•	According to a recent Deloitte survey of more than 1,000 tax and finance executives within the Forbes 2000 set of multinational organizations, seven in 10 respondents expect their public tax transparency disclosures to increase in the coming years, due in part to new public country-by-country reporting requirements.[28]

•	Merck has acknowledged in its statement of opposition that it is already preparing to comply with public country-by-country tax reporting requirements in the European Union and Australia. It may reduce the compliance burden for Merck to fully comply with GRI 207-4, rather than merely meeting the separate minimum legal reporting requirements. Merck can lead the way on greater tax transparency by producing a GRI tax report that aligns with pending requirements to report this information.

6. Merck Has Its Tax Information and Could Easily Report It to Shareholders

•	Merck asserts a tax report “would be costly and time-consuming for the Company to prepare and would not provide additional value to the Company’s shareholders.”
•	This argument is disingenuous. As detailed, Merck is already required to report this information to OECD tax authorities, so it clearly has all of this information and it could be readily provided to shareholders in a single report at minimal expense.
•	Merck also states that it “is preparing to comply with various upcoming mandatory reporting requirements, including the European Union and Australia’s public country-by-country reporting requirements and the Financial Accounting Standards Board’s additional income tax disclosure requirements.” This underscores the point of the proposal. Public country-by-country tax reporting will soon be required for Merck, so it makes sense to bring Merck’s disclosure in line with emerging transparency requirements.

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25 “FACT Applauds Australia’s Passage of Groundbreaking New Tax Transparency Requirements for Major Multinationals,” FACT Coalition (2024), at: https://thefactcoalition.org/australia-public-cbcr.

26 “Financial Integrity for Sustainable Development,” The High Level Panel on International Financial Accountability, Transparency and Integrity (2020), at: https://factipanel.org/news/facti-panel-report-has-been-published.

27 “Accounting Standards Update No. 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures,” Financial Accounting Standards Board (2023), at: https://www.fasb.org/page/ShowPdf?path=ASU%202023-09.pdf&title=ACCOUNTING%20STANDARDS%20UPDATE%202023-09%E2%80%94Income%20Taxes%20(Topic%20740):%20Improvements%20to%20Income%20Tax%20Disclosures.

28 “Deloitte’s 2024 Global Tax Policy Survey provides a Focus for the Future of Tax, revealing executives navigating competing priorities and change,” Deloitte, 2024, at: https://www.deloitte.com/global/en/services/tax/research/2024-global-tax-policy-survey.html.

•	Merck claims that “the Board believes that this information is neither useful nor informative to our shareholders.” We disagree. As this letter has shown, Merck shareholders currently do not have sufficient information to make an informed and independent assessment of our company’s tax practices and any potential risks.

The well-documented reputational and financial risks of Merck’s tax practices and its inadequate tax transparency disclosure policies highlight the critical need for our company to improve its tax transparency to protect shareholder interests.

For all the above reasons, we urge you to vote FOR Proposal 5, the shareholder proposal requesting an annual tax transparency report.

For questions regarding Merck & Co., Inc. Proposal #5, please contact Timnit Ghermay, Northwest Coalition for Responsible Investment, at tghermay@ipjc.org.